Exhibit 99.1

Origin Agritech Limited Reports Unaudited Financial Results for the Year Ended September 30, 2010

Net Income for FY2010 were US $7.32 million from a Net Loss of US $5.98 million in FY2009

Operating Cash Flow in FY2010 was US $44.56 million from US $30.59 million in FY2009

BEIJING--(BUSINESS WIRE)--January 18, 2011--Origin Agritech Limited (NASDAQ: SEED) (“Origin” or the “Company”), a vertically–integrated supplier of hybrid and genetically modified crop seeds in China, today announced unaudited financial results for the year ended September 30, 2010. Origin plans to file its audited financial statements in conjunction with the annual report next week on Form 20-F with the SEC on January 27, 2011. These unaudited year end results reflect the Company’s financial statements during the period from October 1, 2009 to September 30, 2010. Origin prepares its financial statements in accordance with generally accepted accounting principles (GAAP) of the United States.

China’s Seed Industry: Growth and Prosperity for 2011

Fiscal year 2010 showed significant progress again toward improved industry conditions. The seed industry is beginning to enter the early phases of a consolidation period, in which we believe the next 3 to 5 years will have increased opportunity. These upcoming years should make the period of change and development in the industry. The fiscal year end September 30, 2010 marks the third consecutive year of improvement in our earnings as a result of these improving industry conditions.

With the rapid growth in China prompting greater demands on domestic food production, and China rapidly becoming a net corn importer, as a result of the rising consumer desire for higher quality food products, the Chinese central government has taken several measures to deal with these core issues. Seed is the fundamental input in the corn industry, and the input which possesses the greatest future upside in gains from biotechnological improvements. According to research, corn seed plays the most active factor in the increase of yield gains, accounting for over 35.5% of the total contribution.

During the past years, the Chinese central government initiated a comprehensive US $6 billion plan for the implementation of genetically modified food products throughout China. In 2010, they furthered this plan through further implementation, including the approval of the first genetically modified main crop seed in rice and corn. Compared with conventional varieties, the obvious advantages of transgenic varieties are high yield, high quality, disease-resistance, and herbicide resistance. Farmers plant transgenic varieties to both save time and cost, while also reducing the amount of fieldwork. Given our unique position with our late stage product pipeline, we believe we are the beneficiary of such emerging trends affecting our industry for the next decade.

UPDATE OF ORIGIN GM PROGRAM

China’s First GMO Maize: Phytase Corn Approved

We have pursued genetically modified research, and in November 2009, we received the Bio-Safety Certificate from the Ministry of Agriculture as a final approval for commercial use of the world’s first genetically modified phytase corn. This is the first genetically modified corn seed product in China. We are also actively pursuing the approval of other GM seed products including glyphosate resistant corn and Bt Corn. Our focus remains in the production of higher quality seed products, whether proprietary or licensed.

Glyphosate Tolerance and Bt in Later Stages

Glyphosate tolerance has passed the intermediate testing phase (Phase 2) and entered the environmental release testing phase (Phase 3). The company expects this product to be this to be the following product commercialized after Phytase, and expect potential news of entrance into Phase 4 during 2011. Tests of our hybrid have performed exceedingly well as the plant has been able to effectively breakdown over 6x concentration of standard doses of glyphosate applied directly to hybrid. This glyphosate tolerance gene is able be stacked with the Bt gene. Introduced in the US in 1998, the use of glyphosate resistant corn grew from 950,000 acres in 1998 to 2.3 million acres in 1999 to 41 million acres by 2007, or at a compounded annual growth rate of 51.9%, according to the US Department of Agriculture. The rapid historical adoption rate indicates farmers find this trait to extremely valuable. The high level of adoption of these crops by farmers has also caused the reduction in value of the remaining herbicide market.

Since their introduction in 1996, over 75 million acres of genetically engineered glyphosate-resistant crops have been planted, making up 46% of the corn, 80% of soybean acres, and 70% of cotton acres in the US. These genetically engineered crops have been adopted by farmers because they are perceived to offer significant economic benefits over conventional crop and herbicide programs. The adoption of glyphosate-resistant crops has reduced costs for US farmers an estimated $1.2 billion. On the basis of recent adoption rates by growers around the world, it appears that glyphosate-resistant crops will continue to grow in number and in hectares planted.

Pest Resistance (Bt Corn)

Pest resistance (Bt Corn) has passed the intermediate testing phase (Phase 2)and entering the environmental release phase (Phase 3). In these phase 1 and 2 trials, these traits continue to perform as the best performing traits for pest resistance throughout China.

Bt crops produce a protein toxic to specific insects used in areas with high levels of infestations of targeted pests. Bt cotton, which controls varieties of the budworm and bollworm, was planted on 59 percent of U.S. cotton acreage and over 75 percent of the Chinese cotton acreage in 2010. Introduced in 1996 in the US, acreage of Bt corn has grown from 3.6 million acres in 1999 to 44 million acres by 2007, or at a compounded annual growth rate of 36.7%, according to the US Department of Agriculture. This Bt corn variety was planted on 49 percent of U.S. corn acreage in 2007.

ORIGIN’S GM PIPELINE

	CURRENT STATUS	2011 Potential	Commercialization

PHYTASE	Market and Product	Minor Market
	Development	Penetration*

GLYPHOSATE TOLERANCE	Phase 3 Approval	Phase 4	2013-2015
LICENSE RIGHTS	Worldwide Rights		2011+

BT	Phase 2 Approval	Phase 3	2015-2016
LICENSE RIGHTS	Worldwide Rights		2011+

NITROGEN EFFICIENCY	Phase 1	Phase 2	2016+
DROUGHT TOLERANCE	Phase 1	Phase 2	2016+
*through limited potential end product sales

Long Term GMO Catalysts

Glyphosate resistance and Bt corn, as highly successful products elsewhere in the world, remain “industry changers” in China. Origin Agritech retains the exclusive license rights to these specific traits, and expects to be the first company to commercialize these crops in China.

Worldwide, the largest segment of the transgenic crop market has been herbicide resistant crops. Specifically, glyphosate resistant crops have been widely accepted in cotton, corn, and canola in North America. Introduced in the US in 1998, the use of glyphosate resistant corn grew at a compounded annual growth rate of 51.9%, according to the US Department of Agriculture. The rapid historical adoption rate indicates farmers find this trait to extremely valuable. The high level of adoption of these crops by farmers has also caused the reduction in value of the remaining herbicide market. Bt crops produce a protein toxic to specific insects used in areas with high levels of infestations of targeted pests. Introduced in 1996 in the US, acreage of Bt corn has grown at a compounded annual growth rate of 36.7%, according to the US Department of Agriculture.

FY 2010 Accomplishments

  Acquisition of Shandong Kunfeng Biochemical Limited, a company specializes in production of agricultural chemicals, and possesses an integrated chemical production facilities in China, and owns 38 product certifications.
  Divestment of our minority stake in Shenzhen Biocentury Transgene (China) Limited (“Biocentury Transgene”) for RMB 60M
  Increase in the majority interest in our subsidiary, Jilin Changrong Hi-Tech Seed Company Limited.
  Reach Worldwide Agreement for Licensing Right to Novel Bt Gene
  Received Prestigious National Agricultural Industrialization - ‘Leading Enterprise’ Status
  Continued Market Development of World’s First Phytase Maize.

FY 2011 Expectation

  FY 2011 Revenue Guidance: RMB 600 million to RMB 650 million
  Further growth of the pesticide product line, increase of gross margins over 20%
  Further development in our GM product pipeline
  Further development of our worldwide licensing rights for Bt Gene
  Further development of our worldwide licensing rights Glyphosate Tolerance Gene
  Development of complementary product lines

Liang Yuan, President and Chief Executive Officer of Origin Agritech, commented, “We remain excited of the positive growth trends illustrated by results for the fiscal 2010 year period ended September 30, 2010. While most other industries remain uncertain, we show positive signs of significant improvement in both our top-line and bottom-line numbers. As expected, our financials for the fiscal 2010 period ended September 30, 2010 showed significant margin, net income, and operating cash flow improvements from the fiscal year ended September 30, 2009 in light of our aggressive product management. As the market trends more towards technology based products, we have managed our R&D and operations in anticipation of bringing higher quality products to the market.”

UNAUDITED FINANCIAL RESULTS OVERVIEW

Revenues & Gross Margin

Our revenues for the year ended September 30, 2010 were RMB584.86 million (US$87.28 million), a slight decrease of 1.29% from September 30, 2009 with RMB592.49 million (US$86.76 million). Inclusive of any currency changes, based on US $, the year over year increase in revenues to US $87.28 million from US $86.76 was 0.60%.

The revenues resulting from non-scrap seed sales for the year ended September 30, 2010 as compared to that of the year ended September 30, 2009 were as follows:

	Revenues		Gross Margin
	Year ended September 30, 2010	Year ended September 30, 2009	Year ended September 30, 2010	Year ended September 30, 2009

	RMB’000	RMB’000
Hybrid Corn seeds*	421,420	411,405	49.65%	40.60%
Hybrid Rice seeds*	82,375	125,135	36.96%	16.5%
Hybrid Cotton seeds*	11,883	9,917	35.76%	49.9%
Hybrid Canola seeds*	38,106	42,747	63.05%	41.99%
Pesticides*	18,958	N/A	13.01%	N/A
Other	1,143	68	N/A	N/A
Total normal sales*	573,885	589,272	47.15%	35.6%

* exclusive of scrap sales

Cost of Revenue

Our cost of revenue for the year ended September 30, 2010 was RMB353.59 million (US$52.77 million), a decrease of 9.99% from September 30, 2009 which was RMB392.84 million (US$57.53 million), as consistent with the decrease in sales volume.

Gross Profit

Our gross profit for the year ended September 30, 2010 increased to RMB231.27 million (US$34.51 million), an increase of 15.81% from September 30, 2009 with RMB199.70 million (US$29.24 million), given the increase in corn seed prices.

Operating expenses

Operating expenses for the year ended September 30, 2010 were RMB169.29 million (US$25.26 million), representing an increase of 9.96% from September 30, 2009 with RMB153.95 million (US$22.55 million). The increase was due in part to increase in salary expenses and grant of stock options as related to our performance equity plans. Principal additions to our company headcount included R&D staff and IP legal protection staff.

Selling and marketing expenses for the year ended September 30, 2010 were RMB52.23 million (US$7.79 million), representing a decrease of 6.15% from September 30, 2009 of RMB55.65 million (US$8.15 million), in part due to lower amount of fertilizer subsidy expense. General and administrative expenses for the year ended September 30, 2010 were RMB78.71 million (US$11.75 million), representing an increase of 21.41% from September 30, 2009 of RMB64.83 million (US$9.50 million). As mentioned earlier, this increase was the main reason for the increase in operating expenses, and this increase in general and administrative expense was due in part to increase in salary and grant of stock options as related to our performance equity plans. Research and development expenses for the year ended September 30, 2010 were RMB38.36 million (US$5.72 million), representing an increase of 14.61% from September 30, 2009 with RMB33.47 million (US$4.90 million). Again, the increase in our research and development spending is a result of our commitment to further efforts in the research and development of self-developed seed rights and the further cooperation with universities and other research institutes.

Income from Operations

As a result of the impact of the components described above, income from operations for the year ended September 30, 2010 were RMB61.98 million (US$9.25 million), compared with the income from operations from September 30, 2009 of RMB45.70 million (US$6.69 million).

Net Income

Our net profit was RMB 49.05 million (US$7.32 million) for the year ended September 30, 2010 as compared to the net loss of RMB40.82 million (US$5.98 million) in the year ended September 30, 2009. Of note, this amount included the net gain from the sale of our minority investment of Biocentury Transgene of RMB8.88 million (US$1.33 million).

Cash And Cash Equivalents

As of September 30, 2009 and 2010, we had approximately RMB121.26 million (US$17.76 million) RMB299.67 million (US$44.72 million), respectively, in cash and cash equivalents. Our cash and cash equivalents primarily consisted of cash on hand and short term liquid investments with original maturities of three months or less that is deposited with banks and other financial institutions. We believe our working capital is sufficient to meet our present requirements.

Statement of Cash Flow

Net cash provided by operating activities was RMB298.61 million (US$44.56 million) in the year ended September 30, 2010 compared to net cash of RMB208.88 million (US$30.59 million) in the year ended September 30, 2009. This increase was primarily due to increase in the net income to RMB49.05 million (US$7.32 million) and the increase in the advances from customers to RMB128.83 million (US$19.23 million). Net cash used in investing activities was RMB9.10 million (US$1.36 million) in the year ended September 30, 2010. Net cash used in investing activities was RMB15.89 million (US$2.33 million) in the year ended September 30, 2009. This net cash used was in part due to the proceeds from equity investment disposal of RMB50.0 million (US$7.46 million), more specifically in regards to the divestment in the non-controlling interests of Biocentury Transgene, and the cash used in acquiring additional equity interest from non-controlling shareholders and a business acquisition, amounted to RMB24.20 million (US$3.61 million) and RMB10.54 million (US$1.57 million) respectively. Net cash used in financing activities was RMB112.16 million (US$16.74 million) in the year ended September 30, 2010. Net cash used in financing activities was RMB175.93 million (US$25.76 million) in the year ended September 30, 2009. This was mainly due to the increase in the proceeds from short term borrowings to RMB191.90 million (US$28.64 million) though this figure was partially offset by our repurchase of the convertible notes of RMB117.90 million (US$17.59 million).

Conference Call Information

The Company will host a teleconference on January 18, 2011, at 8:30 a.m. EST / 9:30 p.m. Beijing time to discuss the fiscal year end results. To participate in the call, please dial +1-877-407-9210 in North America, or +1-201-689-8049 internationally, approximately 15 minutes prior to the scheduled start time.

About Origin

Founded in 1997 and headquartered in Beijing, Origin Agritech Limited (NASDAQ GS: SEED) is China’s leading, vertically-integrated agricultural biotechnology company specializing in research, development and production to supply the growing populations of China. Origin develops, grows, processes, and markets high quality, hybrid crop seeds to farmers throughout China and parts of Southeast Asia via a network of approximately 3,800 first-level distributors and 65,000 second-level distributors and retailers, and possesses a pipeline of genetically modified seed products including glyphosate resistant corn and Bt Corn. The first genetically modified corn seed product for China, Phytase corn, was approved in November 2009 of which Origin possesses exclusive rights. For further information, please log on www.originagritech.com.

Forward Looking Statement

This release contains forward-looking statements. All forward-looking statements included in this release are based on information available to us on the date hereof. These statements involve known and unknown risks, uncertainties and other factors, which may cause our actual results to differ materially from those implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "targets," "goals," "projects," "continue," or variations of such words, similar expressions, or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Therefore, actual results may differ materially and adversely from those expressed in any forward-looking statements. Neither we nor any other person can assume responsibility for the accuracy and completeness of forward-looking statements. Important factors that may cause actual results to differ from expectations include, but are not limited to, those risk factors discussed in Origin's filings with the SEC including its annual report on Form 20-F to be filed with the SEC on January 27, 2011. We undertake no obligation to revise or update publicly any forward-looking statements for any reason.

CONSOLIDATED BALANCE SHEETS (In thousands, except number of share and per share data)

	September 30,
	2009	2010	2010
	RMB	RMB	US$
		(unaudited)	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	121,255	299,672	44,720
Restricted bank deposits	500	-	-
Accounts receivable, less allowance for doubtful amounts of RMB842 as of September 30, 2009 and 2010	5,692	10,048	1,499
Due from related parties	7,004	5,107	762
Advances to suppliers	1,937	3,986	595
Advances to growers	24,681	40,691	6,072
Inventories	341,770	283,174	42,258
Income tax recoverable	1,725	2,745	410
Prepaid expenses and other current assets	8,725	18,838	2,812

Total current assets	513,289	664,261	99,128
Land use rights, net	20,496	20,907	3,120
Plant and equipment, net	152,962	161,681	24,128
Equity investments	65,453	22,505	3,358
Goodwill	16,665	16,665	2,487
Acquired intangible assets, net	36,648	35,344	5,274
Deferred income tax assets	15,040	9,766	1,457
Other assets	3,991	3,882	579

Total assets	824,544	935,011	139,531

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	80,290	85,900	12,819
Accounts payable	13,938	8,960	1,337
Note payable	117,896	-	-
Due to growers	9,619	42,186	6,295
Due to related parties	15,699	7,926	1,183
Advances from customers	219,963	348,797	52,051
Deferred revenues	18,280	23,111	3,449
Income tax payable	39,661	44,075	6,577
Other payables and accrued expenses	31,476	35,656	5,321

Total current liabilities	546,822	596,611	89,032
Other long-term liabilities	-	9,426	1,407

Total liabilities	546,822	606,037	90,439

Commitments and contingencies	-	-	-

Shareholders’ equity:
Preferred stock (no par value; 1,000,000 shares authorized, none issued)	-	-	-
Common stock (no par value; 60,000,000 shares authorized, 23,013,692 and 23,292,412 shares issued and outstanding as of September 30, 2009 and 2010 respectively)	-	-	-
Additional paid-in capital	391,620	387,052	57,759
Retained earnings (deficit)	(125,507)	(76,454)	(11,409)
Treasury stock at cost (498,851 shares)	(29,377)	(29,377)	(4,384)
Accumulated other comprehensive loss	(10,403)	(9,336)	(1,393)

Total Origin Agritech Limited shareholders’ equity	226,333	271,885	40,573

Non-controlling interests	51,389	57,089	8,519
Total equity	277,722	328,974	49,092

Total liabilities and equity	824,544	935,011	139,531

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (In thousands, except number of share and per share data)

	Year ended September 30,
	2008	2009	2010	2010
	RMB	RMB	RMB	US$
			(unaudited)	(unaudited)

Revenues	513,490	592,492	584,860	87,278
Cost of revenues	(404,795)	(392,842)	(353,587)	(52,766)

Gross profit	108,695	199,650	231,273	34,512

Operating expenses:
Selling and marketing	(53,203)	(55,648)	(52,227)	(7,794)
General and administrative	(73,355)	(64,833)	(78,708)	(11,745)
Research and development	(24,513)	(33,473)	(38,356)	(5,724)

Total operating expenses	(151,071)	(153,954)	(169,291)	(25,263)

Income (loss) from operations	(42,376)	45,696	61,982	9,249

Interest expense	(36,939)	(16,784)	(8,539)	(1,274)
Share of net income of equity investees	7,702	4,669	9,370	1,398
Gain on disposal of equity investment	-	-	8,883	1,326
Interest income	5,199	2,036	1,634	244
Loss on repurchase of convertible notes	-	(51,101)	-	-
Other income	628	1,991	2,340	349
Changes in the fair value of embedded derivatives	20,229	3,300	-	-

Income (loss) before income taxes	(45,557)	(10,193)	75,670	11,292

Income tax credit (expense)
Current	(9,369)	(580)	(4,046)	(604)
Deferred	13,364	(11,152)	(5,273)	(787)
Income tax credit (expense)	3,995	(11,732)	(9,319)	(1,391)

Net income (loss)	(41,562)	(21,925)	66,351	9,901
Less: Net income attributable to non-controlling interests	1,724	18,892	17,298	2,581

Net income (loss) attributable to Origin Argitech Limited	(43,286)	(40,817)	49,053	7,320

Other comprehensive income (loss)
Net income (loss)	(41,562)	(21,925)	66,351	9,901
Foreign currency translation difference	(1,143)	366	1,067	159
Comprehensive income (loss)	(42,705)	(21,559)	67,418	10,060
Less: Comprehensive income attributable to non-controlling interests	1,724	18,892	17,298	2,581
Comprehensive income (loss) attributable to Origin Agritech Limited	(44,429)	(40,451)	50,120	7,479

Net income (loss) attributable to Origin Agritech Limited per share – basic	RMB(1.88)	RMB(1.77)	RMB2.12	USD0.32

Net income (loss) attributable to Origin Agritech Limited per share – diluted	RMB(1.88)	RMB(1.77)	RMB2.10	USD0.31

Shares used in calculating basic net income (loss) per share	22,987,270	23,013,692	23,189,464	23,189,464

Shares used in calculating diluted net income (loss) per share	22,987,270	23,013,692	23,337,265	23,337,265

CONSOLIDATED STATEMENTS OF CASH FLOWS (In thousands)
	Year ended September 30,
	2008	2009	2010	2010
	RMB	RMB	RMB	US$
			(unaudited)	(unaudited)

Operating activities:
Net income (loss)	(43,286)	(40,817)	49,053	7,320
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	22,298	21,266	21,712	3,240
Loss (gain) on disposal of plant and equipment	823	457	(26)	(4)
Gain on disposal of equity investment	-	-	(8,883)	(1,326)
Gain on disposal of debt securities	(3,845)	-	-	-
Change in the fair value of embedded derivatives	(20,229)	(3,300)	-	-
Impairment on receivables	(1,051)	26	-	-
Inventory write down	18,005	7,395	14,971	2,234
Impairment on intangible assets	1,962	-	-	-
Loss on repurchase of convertible note	-	51,101	-	-
Interest expense and amortization of discount on convertible notes	18,824	3,799	-	-
Deferred income tax assets	(13,364)	11,152	5,274	787
Non-controlling interests	1,724	18,892	17,298	2,581
Share-based compensation expense	10,104	2,760	4,868	726
Share of earnings in equity investee companies	(7,702)	(4,669)	(9,370)	(1,398)
Changes in operating assets and liabilities:
Accounts receivable, net	(902)	(1,006)	(4,356)	(650)
Due from related parties	3,251	3,538	1,897	283
Advances to growers	(21,036)	20,807	(16,010)	(2,389)
Advances to suppliers	(908)	-	2,940	439
Inventories	43,468	38,569	45,783	6,832
Income tax recoverable	63	(28)	(1,020)	(152)
Prepaid expenses and other current assets	(1,803)	2,444	98	16
Other assets	(295)	10,182	3,193	476
Accounts payable	(6,441)	6,014	(5,137)	(767)
Due to growers	(3,778)	(4,414)	32,567	4,860
Due to related parties	11,438	16,856	(7,773)	(1,160)
Advances from customers	56,617	81,159	128,834	19,226
Deferred revenues	11,610	(16,568)	4,831	721
Income tax payable	-	602	4,414	659
Other long-term liabilities	200	(3,658)	9,426	1,407
Other payables and accrued expenses	(18,549)	(13,676)	4,020	600

Net cash provided by operating activities	57,198	208,883	298,604	44,561

CONSOLIDATED STATEMENT OF CASH FLOWS (In thousands)

	Year ended September 30,
	2008	2009	2010	2010
	RMB	RMB	RMB	US$
			(unaudited)	(unaudited)

Investing activities:
Dividends received	1,200	4,600	1,200	179
Purchase of plant and equipment	(19,662)	(18,804)	(15,839)	(2,364)
Purchase of debt securities	(215,907)	-	-	-
Proceed from disposal of equity investment	-	-	50,000	7,461
Repayment of loan from shareholders of a subsidiary	3,000	-	-	-
Proceeds from disposal of plant and equipment	2,019	1,395	247	37
Proceeds from disposal of acquired intangible assets	49	-	-	-
Proceeds from sale of debt securities	346,048	-	-	-
Acquisition of additional equity interest from non-controlling shareholders	-	-	(24,199)	(3,612)
Deposits for purchase of acquired technology and land use rights	(6,732)	(2,650)	(40)	(6)
Deposits for purchase of plant and equipment	(448)	(332)	(3,044)	(454)
Business acquisition, net of cash acquired	-	-	(10,540)	(1,573)
Purchase of intangible assets	(1,937)	(100)	(6,880)	(1,027)
Net cash provided by/(used in) investing activities	107,630	(15,891)	(9,095)	(1,359)

Financing activities:
Restricted bank deposits	-	(500)	500	75
Proceeds from short-term borrowings	283,000	134,850	191,900	28,637
Repayment of short-term borrowings	(388,400)	(219,440)	(186,290)	(27,800)
Repayment of third party loans	(1,208)	(4,560)	-	-
Repurchase of convertible notes	(106,849)	(68,290)	(117,896)	(17,594)
Dividends paid to non-controlling interest	-	(17,993)	(6,908)	(1,031)
Advance from a shareholder	-	-	-	-
Exercise of staff options	1,432	-	6,535	975
Net cash used in financing activities	(212,025)	(175,933)	(112,159)	(16,738)

Net increase (decrease) in cash and cash equivalents	(47,197)	17,059	177,350	26,464
Cash and cash equivalents, beginning of year	162,314	102,263	121,255	18,095
Effect of exchange rate changes on cash and cash equivalents	(12,854)	1,933	1,067	161
Cash and cash equivalents, end of year	102,263	121,255	299,672	44,720

Supplemental disclosure of cash flow information:
Income taxes paid	9,306	6	652	97

Interest paid	18,566	11,574	8,539	1,274

CONTACT:
Origin Agritech Limited
Irving Kau, Acting Chief Financial Officer
Tel: 011-86-136-8108-0243 or 949-726-8101
Irving.kau@originseed.com.cn